UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________
FORM 6-K
___________________________
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2026
Commission File Number: 001-41912
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Ferrovial N.V.
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Gustav Mahlerplein 61-63
Symphony Towers, 14th Floor
1082 MS Amsterdam
The Netherlands
Tel: +31 20798 37 00
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE
Ferrovial N.V. (the “Company”) is submitting this current report on Form 6-K to report the transactions carried out by the Company from July 27, 2026 to August 28, 2026 under the share repurchase program started on December
15, 2025.
Attached to this current report on Form 6-K are:
(1) a press release dated August 4, 2026 as Exhibit 99.1.
(2) a press release dated August 11, 2026 as Exhibit 99.2.
(3) a press release dated August 18, 2026 as Exhibit 99.3.
(4) a press release dated August 25, 2026 as Exhibit 99.4.
(5) a press release dated September 1, 2026 as Exhibit 99.5.
EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release issued by Ferrovial N.V. dated August 4, 2026.
99.2	Press Release issued by Ferrovial N.V. dated August 11, 2026.
99.3	Press Release issued by Ferrovial N.V. dated August 18, 2026.
99.4	Press Release issued by Ferrovial N.V. dated August 25, 2026.
99.5	Press Release issued by Ferrovial N.V. dated September 1, 2026.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Ferrovial N.V.
Date: September 2, 2026
By: /s/ Ernesto López Mozo
Ernesto López Mozo
Chief Financial Officer